ONEFUND TRUST

200 2nd Ave. South #737

St. Petersburg, FL 33701

September 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: ONEFUND Trust

File Nos. 333-129930 and 811-21836

Registration Statement on Form N-1A/Post-Effective Amendment

To Whom It May Concern:

On behalf of ONEFUND Trust (the “Trust”), attached hereto for filing pursuant to Rule 485(a) is post-effective amendment No. 64 (under the Securities Act of 1933, as amended) and amendment No. 68 (under the Investment Company Act of 1940, as amended) to the Trust’s registration statement on Form N-1A (“PEA 64”).

PEA 64 is being filed to disclose changes to: (i) the Fund’s name, (ii) the Fund’s underlying index, and (iii) the Fund’s investment objective and principal investment strategies.

The SEC Staff is requested to address any comments on this filing to Ms. Stephanie Danner, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at 303-892-7414 and Stephanie.Danner@dgslaw.com.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

Assistant Secretary

ONEFUND Trust

Enclosure

cc:       Lee Terry, Esq., Davis Graham & Stubbs LLP

Stephanie Danner, Esq., Davis Graham & Stubbs LLP